UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PetIQ, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

71639T106

(CUSIP Number)

230 E. Riverside Dr., Eagle, ID 83616

208-939-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

Note: The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71639T106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James Nathan Clarke
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or place of organization: Utah

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 526,213 shares of common stock (1)
	6.	Shared Voting Power 1,164,589 shares of common stock (2)
	7.	Sole Dispositive Power 526,213 shares of common stock (1)
	8.	Shared Dispositive Power 1,164,589 shares of common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,690,802 shares of common stock (1)(2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11) 5.7% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) Comprises 353,703 shares of Class A common stock, par value $0.001 per share (the “Class A common stock”), held by Labore et Honore LLC and 71,022 shares of Class A common stock held by Clarke Capital Partners LLC (collectively, the “Clarke Capital Entities”). As the Manager of the Clarke Capital Entities, Mr. Clarke has voting and investment control over and may be deemed to be the beneficial owner of shares held by the Clarke Capital Entities. Also includes 101,488 shares of Class A common stock held by the Andrea M. Clarke Irrevocable Trust, dated December 27, 2012 of which Mr. Clarke is the trustee.

(2) Comprises 239,916 shares of Class A common stock owned by the James N. Clarke Irrevocable Trust, the trustee of which is Mr. Clarke’s spouse, Andrea M. Clarke, and 924,673 shares of Class A common stock held by the JNC 101 Trust, the trustee of which is Mrs. Clarke.

(3) The calculation assumes that there is a total of 29,407,616 shares of Class A common stock of the Issuer outstanding, which is the sum of (i) 29,135,120 shares of Class A common stock outstanding, as reported in the Issuer’s Form 10-Q dated November 4, 2021 (the “Form 10-Q”), and (ii) 272,496 shares of Class A common stock that are issuable in exchange for the 272,496 shares of Class B common stock, par value $0.001 per share (the “Class B common stock” and, together with the Class A common stock, the “common stock”), and 272,496 common units of PetIQ Holdings, LLC (“LLC Units”) outstanding, as reported in the Form 10-Q.

Item 1(a) Name of issuer:

PetIQ, Inc. (the “Issuer”)

Item 1(b) Address of issuer’s principal executive offices:

230 E. Riverside Dr., Eagle, Idaho 83616

2(a) Name of person filing:

James N. Clarke

2(b) Address or principal business office or, if none, residence:

5152N Edgewood Drive, Suite 375

Provo, UT 84604

2(c) Citizenship:

Utah

2(d) Title of class of securities:

The class of equity security to which this Schedule 13G relates is the Class A common stock of the Issuer, which Class A common stock is publicly traded and entitles the holder thereof to one (1) vote per share. The ownership percentage reflected above is based on shares of both Class A common stock of the Issuer and Class B common stock of the Issuer, which Class B common stock is not publicly traded. Class B common stock entitles the holder to one (1) vote per share and is convertible (along with an equal number of LLC Units) at any time into shares of Class A common stock on a one-for-one basis at the option of the shareholder.

2(e) CUSIP No.:

71639T106

Item 3. Type of filing

Not applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Items 9 and 11 of cover page.

(b) Percent of class: See Item 11 of cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 of cover page.

(ii) Shared power to vote or to direct the vote: See Item 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of cover page.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 11, 2022	By:	/s/ James N. Clarke
	Name:	James N. Clarke